February 9, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attn: Mr. Joseph Ambrogi

Re:	Modiv Inc. (the “Company”)
Registration Statement on Form S-11 (File No. 333-261529)
Acceleration Request
Requested Date: Thursday, February 10, 2022
Requested Time: 4:00 p.m. Eastern Time

Dear Mr. Ambrogi:

As the underwriter of the Company’s proposed public offering, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Eastern Time, on February 10, 2022, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure the adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

B. RILEY SECURITIES, INC.

/s/ JIMMY BAKER
Name: Jimmy Baker
Title: President and Head of Capital Markets